Exhibit (a)(1)(D)

Offer To Purchase For Cash

All Outstanding Shares of Common Stock

of

EPICOR SOFTWARE CORPORATION

at

$12.50 Net Per Share

Pursuant to the Offer to Purchase dated April 11, 2011

by

ELEMENT MERGER SUB, INC.,

a direct wholly-owned subsidiary of

EAGLE PARENT, INC.

wholly owned by funds advised by

APAX PARTNERS, L.P. AND APAX PARTNERS LLP

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT,

LOS ANGELES TIME, ON FRIDAY, MAY 6, 2011, UNLESS THE OFFER IS

EXTENDED OR EARLIER TERMINATED.

April 11, 2011

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Element Merger Sub, Inc., a Delaware corporation (which we refer to as “Purchaser”) and a direct wholly-owned subsidiary of Eagle Parent, Inc., a Delaware corporation, to act as Information Agent in connection with Purchaser’s offer to purchase all outstanding shares of common stock, par value $0.001 per share (which we refer to as “Shares”), of Epicor Software Corporation, a Delaware corporation (which we refer to as “Epicor”), at a purchase price of $12.50 per Share, net to the seller in cash without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 11, 2011 (as it may be amended or supplemented from time to time, what we refer to as the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, what we refer to as the “Letter of Transmittal” and, together with the Offer to Purchase, what we refer to as the “Offer”) enclosed herewith. Parent is wholly owned by Apax US VII, L.P., a Cayman Islands exempted limited partnership, and Apax Europe VII–A, L.P., Apax Europe VII–B, L.P. and Apax Europe VII–1, L.P., each constituted under English limited partnership law. Apax US VII, L.P. is advised by Apax Partners, L.P, a limited partnership organized under the laws of the State of Delaware. Apax Europe VII–A, L.P., Apax Europe VII–B, L.P. and Apax Europe VII–1, L.P. are managed by Apax Partners Europe Managers Limited, a company constituted under English company law, which is advised by Apax Partners LLP, a partnership constituted under English limited liability partnership law.

Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

Certain conditions to the Offer are described in Section 15 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. The Offer to Purchase;

2. The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included Internal Revenue Service Form W-9;

3. A Notice of Guaranteed Delivery to be used to accept the Offer if the Shares and all other required documents cannot be delivered to BNY Mellon Shareowner Services (which we refer to as the “Depositary”) by the expiration date of the Offer or if the procedure for book-entry transfer cannot be completed by the expiration date of the Offer;

4. A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer;

5. A letter to stockholders of Epicor from the Chief Executive Officer of Epicor, accompanied by Epicor’s Solicitation/Recommendation Statement on Schedule 14D-9; and

6. A return envelope addressed to the Depositary for your use only.

WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, LOS ANGELES TIME, ON FRIDAY, MAY 6, 2011, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 4, 2011 (the “Merger Agreement”), by and among Parent, Purchaser and Epicor. The Merger Agreement provides that Purchaser will be merged with and into Epicor (the “Merger”), with Epicor continuing as the Surviving Corporation in the Merger and becoming a wholly owned subsidiary of Parent.

After careful consideration, the board of directors of Epicor has unanimously (1) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (2) declared that the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, the Offer and the other transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth therein, are fair to and in the best interests of the stockholders of Epicor and (3) recommended that stockholders of Epicor accept the Offer and tender their Shares into the Offer.

For Shares to be properly tendered pursuant to the Offer, (a) the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an “Agent’s Message” (as defined in Section 3 of the Offer to Purchase) in the case of book-entry transfer, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary or (b) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and the Letter of Transmittal.

Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than as described in the Offer to Purchase to the Depositary, Jefferies & Company, Inc. (the “Dealer Manager”) and BNY Mellon Shareowner Services (the “Information Agent”)) for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent or the undersigned at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

Jefferies & Company, Inc.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU THE AGENT OF PURCHASER, THE INFORMATION AGENT, THE DEPOSITARY OR THE DEALER MANAGER OR ANY AFFILIATE OF ANY OF THEM OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE ENCLOSED DOCUMENTS AND THE STATEMENTS CONTAINED THEREIN.

The Information Agent for the Offer is:

BNY Mellon Shareowner Services

480 Washington Blvd., 27th Floor

Jersey City, NJ 07310

Toll-Free: (866) 401-4895

Call Collect: (201) 680-6579

The Dealer Manager for the Offer is:

Jefferies & Company, Inc.

520 Madison Avenue

New York, NY 10022

(212) 323-3970